                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of November 2002



                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   [X]                   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                No             [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BANCOLOMBIA S.A.
                                    (Registrant)

Date: November 26, 2002             By  /s/ JAIME ALBERTO VELASQUEZ B.
                                        ------------------------------
                                    Name:  Jaime Alberto Velasquez B.
                                    Title: Vice President of Finance

[BANCOLOMBIA LOGO]

   BANCOLOMBIA ANNOUNCES CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED
                               SEPTEMBER 30, 2002


NOVEMBER 25, 2002, MEDELLIN, COLOMBIA - Bancolombia S.A. (NYSE: CIB) announced today the financial results for the quarter ended September 30, 2002.(1)


CONSOLIDATED INCOME STATEMENT                                               QUARTER                   GROWTH
AND BALANCE SHEET                                                -----------------------------       ---------
(Ps millions)                                                       2Q 02              3Q 02         3Q02/2Q02
                                                                 ----------         ----------       ---------
ASSETS
Loans, net                                                        5,083,957          5,709,724         12.31%
Investment Securities, net                                        3,865,654          4,207,750          8.85%
Other assets                                                      1,822,410          1,921,552          5.44%
TOTAL ASSETS                                                     10,772,021         11,839,026          9.91%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                                          7,954,830          8,288,730          4.20%
Other liabilities                                                 1,798,230          2,560,529         42.39%
TOTAL LIABILITIES                                                 9,753,060         10,849,259         11.24%
Shareholders' equity                                              1,018,961            989,767         -2.87%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       10,772,021         11,839,026          9.91%

Interest income                                                     290,440            248,324        -14.50%
Interest expense                                                    120,499            108,145        -10.25%
NET INTEREST INCOME                                                 169,941            140,179        -17.51%
Net provisions                                                      (43,610)           (23,479)       -46.16%
Other operating income                                               85,018             98,063         15.34%
Other operating expense                                             164,460            174,453          6.08%
Non-operating income, net                                            (3,867)            24,023        721.23%
Income tax expense                                                   (9,014)            (8,712)        -3.35%
NET INCOME                                                           34,008             55,621         63.55%

--------

(1) The financial information contained herein includes only the consolidated results of Bancolombia's financial subsidiaries (Bancolombia Panama-Cayman, Colcorp, Leasing Colombia, Almacenar, and Fiducolombia). Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 30, 2001, which contains the consolidated financial results of the Bank and all its subsidiaries. The information contained in this release has been prepared in accordance with Colombian GAAP, expressed in nominal pesos, and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.

Exchange rate:    September 30, 2002        TRM COP 2,828.08/USD
                  June 30, 2002             TRM COP 2,398.82/USD

--------------------------------------------------------------------------------
CONTACTS: JAIME A. VELASQUEZ  MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP        IR MANAGER                    WWW.BANCOLOMBIA.COM
          TEL.: (574)5108666  TEL.: (574) 5108866

                                                        [BANCOLOMBIA LETTERHEAD]


I.    HIGHLIGHTS:

- Bancolombia reported net income of Ps 55.6 billion, US$ 0.14 per ADS, during the quarter ended September 30, 2002, as compared to a net income of Ps 34 billion, US$ 0.10 per ADS, for the quarter ended June 30, 2002.

- Bancolombia continued to show positive results during the quarter ended September 30, 2002, despite a decrease in net interest income, which was offset by lower provisions, higher fees and income from services, and dividends.

- Net interest income declined 17.5% quarter over quarter. This decrease was the result of lower income from investment portfolio, mainly due to a decline in the prices of Colombian bonds. As a result, net interest margin decreased to 6.3% in the quarter ended September 30, 2002, from 7.7% in the quarter ended June 30, 2002. As of July 30, 2002, Colombian debt was trading at a spread of 1,481 basis points over the JP Morgan EMBI. However, Colombian debt spreads began to decline in the mid of October, reaching 681 basis points over the JPMorgan EMBI as of November 15, 2002.

- Total net provisions decreased 46.2% quarter over quarter from Ps (43.6) billion for the quarter ended June 30, 2002, to Ps (23.5) billion for the quarter ended September 30, 2002. The ratio of past due loans to total loans for the quarter ended September 30, 2002 decreased to 4.3% compared to 5.1% for the quarter ended June 30, 2002 and allowances for past due loans for the quarter ended September 30,2002 increased to 136.1% compared to 118.9%, for the previous quarter.

- Bancolombia's total fees and commissions from services, amounted to Ps 76,337 million during the third quarter of 2002, increasing 5.1% compared to the previous quarter with fees and commissions from credit cards and banking services contributing more significantly.

- During the quarter ended September 30, 2002, the Bank's gross loans increased 12.3%, mainly due to a 14.5% increase in corporate loans.

- The annualized ROAE and ROAA for the quarter ended September 30, 2002, were 20.0% and 2.0%, respectively.

- The Colombian peso devaluated during the quarter ended September 30, 2002. The average exchange rate for the month of June 2002 was Ps 2,364.25 = US$1.00 and the average exchange rate Ps 2,751.23 = US$1.00 for the month of September 2002.

II.   CONSOLIDATED BALANCE SHEET

ASSETS

Total assets increased 9.9% over the quarter to Ps 11,839 billion as of September 30, 2002 from Ps 10,772 billion as of June 30, 2002. The increase in total assets was mainly due to an increase in gross loans and investment securities, which increased 12.3% and 9.2%, respectively over the quarter.

                                                        [BANCOLOMBIA LETTERHEAD]


LOAN PORTFOLIO

Bancolombia's gross loans totaled Ps 6,046 billion as of September 30, 2002, up 12.3% from Ps 5,387 billion as of June 30, 2002. Total corporate loans increased 14.5% during the third quarter of 2002 from Ps 3,344 billion as of June 30, 2002, to Ps 3,829 billion as of September 30, 2002 with working capital loans and loans funded by domestic development banks increasing significantly. Total retail loans increased 8.5% during the third quarter of 2002 from Ps 2,011 billion as of June 30, 2002 to Ps 2,182 billion as of September 30, 2002, with loans funded by domestic development banks, working capital loans for small and medium-sized companies, and personal loans increasing most significantly.



                                                                         AS OF                                       GROWTH
LOAN PORTFOLIO                                    --------------------------------------------------        ------------------------
(Ps millions)                                      30-SEP-01           30-JUN-02           30-SEP-02        3Q02/2Q02      3Q02/3Q01
                                                  ----------          ----------          ----------        ---------      ---------
CORPORATE
Trade Financing                                       95,034             124,437             137,271           10.31%         44.44%
Loans funded by
  domestic development banks                         252,344             294,739             363,609           23.37%         44.09%
Working capital loans                              3,163,256           2,886,281           3,293,222           14.10%          4.11%
Credit Cards                                           4,106               5,310               5,017          -5.52%          22.19%
Overdrafts                                            67,841              32,848              29,877          -9.04%         -55.96%
   TOTAL CORPORATE                                 3,582,581           3,343,615           3,828,996           14.52%          6.88%
                                                  ----------          ----------          ----------          ------         ------
RETAIL
Credit Cards                                         223,544             227,531             229,249            0.76%          2.55%
Personal loans                                       419,110             463,896             500,991            8.00%         19.54%
Automobile loans                                      25,879              16,536              17,310            4.68%        -33.11%
Overdrafts                                            88,258             127,138             134,383            5.70%         52.26%
Loans funded by
  domestic development banks                         114,644             208,980             261,736           25.24%        128.30%
Trade Financing                                       37,468              46,200              58,445           26.50%         55.99%
Working capital loans                                811,502             920,444             979,794            6.45%         20.74%
   TOTAL RETAIL                                    1,720,405           2,010,725           2,181,908            8.51%         26.83%
                                                  ----------          ----------          ----------          ------         ------

MORTGAGE                                              34,360              32,450              35,584            9.66%          3.56%
                                                  ----------          ----------          ----------          ------         ------

TOTAL LOANS                                        5,337,346           5,386,790           6,046,488           12.25%         13.29%
ALLOWANCE FOR LOAN LOSSES                           (294,424)           (302,833)           (336,764)          11.20%         14.38%
                                                  ----------          ----------          ----------          ------         ------

TOTAL LOANS, NET                                   5,042,922           5,083,957           5,709,724           12.31%         13.22%

LOAN CLASSIFICATION                                AS OF 30-SEP-01              AS OF 30-JUN-02              AS OF 30-SEP-02
( Ps millions)                                ----------------------       ----------------------       ----------------------
"A" Normal                                    4,251,841        79.7%       4,349,013        80.7%       4,938,927        81.7%
"B" Subnormal                                   575,876        10.8%         498,077         9.3%         567,813         9.4%
"C" Deficient                                    96,226         1.8%         135,866         2.5%          88,901         1.5%
"D" Doubtful recovery                           249,005         4.7%         233,695         4.3%         263,001         4.3%
"E" Unrecoverable                               164,398         3.0%         170,139         3.2%         187,846         3.1%

TOTAL                                         5,337,346         100%       5,386,790         100%       6,046,488         100%

LOANS CLASSIFIED AS C, D AND E
AS A PERCENTAGE OF TOTAL LOANS                      9.5%                        10.0%                         8.9%

                                                              [BANCOLOMBIA LOGO]

ASSET QUALITY

As of September 30, 2002 the Bank's past due loans as a percentage of total loans were 4.3% as compared to 5.1% as of June 30, 2002. During the third quarter, Bancolombia on a consolidated had basis, had no charge-offs. The level of allowances of the Bank's past due loans increased to 136.1% in the third quarter of 2002, from 118.9% during the previous quarter.

                                                                            AS OF                                    GROWTH
ASSET QUALITY                                            --------------------------------------------       ------------------------
(Ps millions)                                            30-SEP-01        30-JUN-02         30-SEP-02       3Q02/2Q02      3Q02/3Q01
--------------                                           ---------        ---------         ---------       ---------      ---------
Total performing past due loans                             53,788           77,111            37,552         -51.30%        -30.19%
Total nonperforming past due loans (1)                     168,156          197,063           222,065          12.69%         32.06%
Total past due loans                                       221,944          274,174           259,617          -5.31%         16.97%
Allowance for loans and accrued interest losses            323,569          325,876           353,430           8.46%          9.23%
Past due loans to total loans                                4.16%            5.09%             4.29%
Non performing loans to total loans                          3.15%            3.66%             3.67%
Allowances to past due loans (2)                           145.79%          118.86%           136.14%
Allowances to C, D and E loans (2)                          63.49%           60.38%            65.48%
Allowances to non performing loans (2)                     192.42%          165.37%           159.16%
Performing loans to total loans                             96.85%           96.34%            96.33%

----------
(1) Before January 01, 2002, non-performing loans were commercial and consumer loans that were past due 90 days or more, and mortgage loans that were past due 120 days or more. Beginning in January 01, 2002, non-performing loans are consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)   Allowance = allowance for loan and accrued interest losses.


INVESTMENT PORTFOLIO: NEW CATEGORIES

Effective September 02, 2002, the Superintendency of Banking adopted a new investment securities classification for the Colombian financial system. According to the new regulation, investments are classified as either "trading", "held to maturity" or "available for sale". The "trading" and "available for sale" categories are further divided into debt and equity securities.

Prior to the effectiveness of the new regulation, investments were classified as "marketable", "non-marketable", "held to maturity", "permanent" or "hedging". Variations in fair value of available for sale securities are recorded in shareholders' equity as unrealized gains or losses.

LIABILITIES

Total deposits increased 4.2% over the quarter, from Ps 7,955 billion as of June 30, 2002, to Ps 8,289 billion as of September 30, 2002. During the third quarter of 2002, Bancolombia's non-interest-bearing deposits increased 3.5% while interest-bearing deposits increased 4.4%. Time deposits decreased 7.6% and saving accounts increased 18.2% as a result of a commercial campaign to promote deposits.

SHAREHOLDERS' EQUITY

Bancolombia's shareholders' equity decreased 2.9% over the quarter from Ps 1,019 billion as of June 30, 2002, to Ps 990 billion as of September 30, 2002, mainly due to a decrease of reappraisal of investment securities. As of September 30, 2002, Bancolombia's unconsolidated ratio of technical capital to risk weighted assets was 10.7%.

--------------------------------------------------------------------------------
CONTACTS: JAIME A. VELASQUEZ  MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP        IR MANAGER                    WWW.BANCOLOMBIA.COM
          TEL.: (574)5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

                                                                     AS OF                                         GROWTH
TECHNICAL EQUITY RISK WEIGHTED ASSETS         ---------------------------------------------------         -------------------------
Unconsolidated (Ps millions)                  30-SEP-01            30-JUN-02            30-SEP-02         3Q02/2Q02       3Q02/3Q01
                                              ---------            ---------            ---------         ---------       ---------
Basic capital                                   551,919              551,001              570,894            3.61%           3.44%
Additional capital                              210,001              210,096              199,843            -4.88%          -4.84%
Technical capital (1)                           761,920              761,097              770,737            1.27%           1.16%
Risk weighted assets                          6,675,434            6,591,050            7,223,403            9.59%           8.21%
                                              ---------            ---------            ---------            ----            ----
CAPITAL ADEQUACY (2)                              11.41%               11.55%               10.67%           -7.62%          -6.52%


----------
(1)   Technical capital is the sum of basic capital and additional capital.

(2)   Capital Adequacy = Technical capital / risk weighted assets


III.  INCOME STATEMENT

Bancolombia's net income of Ps 55.6 billion, during the quarter ended September 30, 2002, as compared to a net income of Ps 34 billion, for the quarter ended June 30, 2002. Bancolombia a showed positive result despite a decrease in net interest income, which was offset lower provisions, higher fees and income from services and dividends.

NET INTEREST INCOME

Net interest income decreased 17.5% over the quarter to Ps 140 billion for the quarter ended September 30, 2002, compared to Ps 170 billion for the quarter ended June 30, 2002. This decline was the result of lower income from investment portfolio affected by lower valuation, mainly due to a decline in the prices of Colombian bonds. Total interest expenses, however, decreased 10.3% over the quarter, to Ps 108 billion for the quarter ended September 30, 2002, compared to Ps 120 billion for the previous quarter, due to a 7.6% decrease in time deposits and an 18.2% increase in saving accounts.

PROVISIONS

Total net provisions for the third quarter of 2002 amounted to Ps (23,479) million, down 46.2% when compared to Ps (43,610) million for the previous quarter.

FEES AND INCOME FROM SERVICES

Total fees and income from services increased 5.1% from 73 billion for the quarter ended June 30, 2002, to 76 billion for the quarter ended September 30, 2002, with commissions from banking services and commissions and fees from credit cards contributing significantly. Total fees and income from services as a percentage of total operating income reached 35.5% during the quarter ended September 30, 2002 compared to 34.4% during the previous quarter.

The number of outstanding credit cards decreased 1.6% from September 30, 2001 to September 30, 2002 because in March 2002, the Bank canceled some outstanding VISA credit cards that had not been active for a long period of time. Over the quarter, however, the number of outstanding credit card increased 1.7%. Bancolombia's accumulated credit card billing increased 15.1% over the year, achieving 15.9% of market share.

--------------------------------------------------------------------------------
CONTACTS: JAIME A. VELASQUEZ  MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
          FINANCIAL VP        IR MANAGER                    WWW.BANCOLOMBIA.COM
          TEL.: (574)5108666  TEL.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]


ACCUMULATED CREDIT CARD BILLING

                                                                       %           2002
(As of September 30, in Ps million)          2001         2002       Growth     Mkt. Share
-------------------------------------------------------------------------------------------
Bancolombia Mastercard                      460,344      518,797      12.7%        10.8%
Bancolombia VISA                            200,300      241,601      20.6%         5.0%
Total Bancolombia                           660,644      760,398      15.1%        15.9%
-------------------------------------------------------------------------------------------
Colombian credit card industry            4,054,797    4,795,658      18.3%       100.0%

Source: Credibanco and Red Multicolor as of September 2002.


CREDIT CARD MARKET SHARE

                                                                             %           2002
Number of credit cards as of September 30        2001          2002        Growth     Mkt. Share
-------------------------------------------------------------------------------------------------
Bancolombia Mastercard                          154,615       159,506        3.2%        7.3%
Bancolombia VISA                                106,591        97,546       -8.5%        4.5%
Total Bancolombia                               261,206       257,052       -1.6%       11.8%
-------------------------------------------------------------------------------------------------
Colombian credit card industry                1,974,278     2,183,171       10.6%      100.0%

Source: Credibanco and Red Multicolor as of September 2002.



OPERATING EXPENSES

Operating expenses increased 7.5% over the quarter from Ps 155 billion during the quarter ended June 30, 2002, to Ps 167 billion during the quarter ended September 30, 2002. This increase was mainly due to a change of accounting policies determined by changes in tax regulations.

OTHER INCOME

- Dividends: During the third quarter of 2002, Bancolombia received approximately Ps 13 billion in dividends from Conavi and Valores Simesa.

- Minority interest: During the third quarter, minority interest increased as a consequence of the recovery of a "provision for foreclosed assets and other assets" which belongs to minority shareholders.

IV.   SUBSIDIARIES

SUBSIDIARIES' BREAKDOWN

                                                                 BANCOLOMBIA               LEASING
As of September 30, 2002 (Ps millions)          BANCOLOMBIA        PANAMA       COLCORP    COLOMBIA    ALMACENAR   FIDUCOLOMBIA
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                     9,231,522        2,512,690     304,926     227,546      91,228        64,725
Total shareholders' equity                       1,010,261           98,190     205,152      20,175      71,761        54,157
Net income (loss)                                   99,524           20,917       5,192       3,657       1,572         9,073

BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

The following table is expressed in US dollars.

--------------------------------------------------------------------------------
CONTACTS:  JAIME A. VELASQUEZ  MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 23172081
           FINANCIAL VP        IR MANAGER                    WWW.BANCOLOMBIA.COM
           TEL.: (574)5108666  TEL.: (574)5108866

                                                        [BANCOLOMBIA LETTERHEAD]


BANCOLOMBIA PANAMA
INCOME STATEMENT
AND BALANCE SHEET                                             QUARTER                     GROWTH
(US$)                                                  2Q 02            3Q 02           3Q02/2Q02
--------------------------------------------------------------------------------------------------
ASSETS
Loans, net                                          235,210,150       288,799,006         22.78%
Investment securities, net                          623,762,252       530,032,509        -15.03%
Other assets                                        137,566,907        94,465,363        -31.33%
TOTAL ASSETS                                        996,539,309       913,296,878         -8.35%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                            887,468,118       801,383,598         -9.70%
Other liabilities                                    61,158,992        76,223,677         24.63%
TOTAL LIABILITIES                                   948,627,110       877,607,274         -7.49%
Shareholders' equity                                 47,912,199        35,689,604        -25.51%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          996,539,309       913,296,878         -8.35%

Interest income                                      17,166,902        15,102,436        -12.03%
Interest expense                                      6,456,286         6,180,388         -4.27%
NET INTEREST INCOME                                  10,710,616         8,922,048        -16.70%
Net provisions                                      (13,907,572)        1,944,878       -113.98%
Other operating income                                  361,356           611,599         69.25%
Other operating expense                                 739,693           633,691        -14.33%
NET INCOME                                           (3,575,293)       10,844,834        403.33%

Bancolombia Panama's total assets decreased 8.4% over the quarter from US$997 million as of June 30, 2002, to US$913 million as of September 30, 2002. This decrease was the result of a lower volume of investment securities, which decreased 15.0%, from US$624 million as of June 30,2002 to US$530 million as of September 30, 2002. The Bancolombia Panama total liabilities decreased 7.5% over the quarter, from US$949 million as of June 30, 2002, to US$878 million of September 30, 2002.

Bancolombia Panama showed positive results during the quarter mainly due to lower provisions. As reported in Bancolombia's press release dated August 16, 2002, in the second quarter of 2002, Bancolombia Panama had created extraordinary provisions for investment.

V.    AMERICAN EXPRESS

In November 2002, Bancolombia began issuing the AMERICAN EXPRESS credit card. The Bank is the only issuer and acquirer of this credit card in Colombia. Bancolombia, a market leader in the credit card business, also issues the Visa and MasterCard credit cards.


                                                                               7
--------------------------------------------------------------------------------
CONTACTS:  JAIME A. VELASQUEZ  MARIA A. VILLA/JUAN D. DIAZ   FAX: (574)2317208
           FINANCIAL VP        IR MANAGER                    WWW.BANCOLOMBIA.COM
           TEL.: (574)5108666  TEL.: (574)5108866

                                                        [BANCOLOMBIA LETTERHEAD]


PRINCIPAL RATIOS                                                   QUARTERS
                                                        3Q01         2Q02       3Q02
PROFITABILITY
-------------------------------------------------------------------------------------
Net interest margin (1)                                  7.97%       7.77%      6.26%
Return on average total assets (2)                       2.37%       1.30%      2.05%
Return on average shareholders' equity (3)              24.73%      13.26%     20.04%

EFFICIENCY
-------------------------------------------------------------------------------------
Operating expenses to net operating income (4)          61.87%      60.76%     69.90%
Operating expenses to average total assets (4)           6.49%       5.92%      6.13%

CAPITAL ADEQUACY
-------------------------------------------------------------------------------------
Shareholders' equity to total assets                    10.23%       9.46%      8.36%
Technical capital to risk weighted assets (5)           11.41%      11.55%     10.78%

ASSET QUALITY
-------------------------------------------------------------------------------------
Non performing loans to total loans (6)                  3.15%       3.66%      3.67%
C, D and E loans to total loans (7)                      9.55%      10.02%      8.93%
Past due loans to total loans                            4.16%       5.09%      4.29%
Allowances to non performing loans (8)                 192.42%     165.37%    159.16%
Allowances to past due loans (8)                       145.79%     118.86%    136.14%
Allowances to C, D and E loans (8)                      63.49%      60.38%     65.48%
Allowances to total loans (8)                            6.06%       6.05%      5.85%

1. Defined as net interest income divided by monthly average interest-earning assets.

2.    Net income divided by monthly average total assets.

3.    Net income divided by monthly average shareholders' equity.

4. Excluding merger expenses. Operating Income includes Net Interest Income, Total fees and income from services, and Total other operating income.

5.    Calculated on an unconsolidated basis.

6. Before January 01, 2002, non-performing loans were commercial and consumer loans that were past due 90 days or more, and mortgage loans that were past due 120 days or more. Beginning January 01, 2002, non-performing loans are consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

7. "C", "D" and "E" loans include all non-performing loans as well as consumer and commercial loans classified "C" which are considered performing loans under the regulations of the Colombian Superintendency of Banking.

8.    Allowance = allowance for loan and accrued interest losses.

STOCK INDICATORS                                    QUARTERS
                                    3Q 01             2Q 02            3Q 02
--------------------------------------------------------------------------------
Net Income (Ps Millions)             52,620            34,008            55,621
USD Earnings per ADS                  0.157             0.100             0.140
ROAA                                   2.37%             1.30%             2.05%
ROAE                                  24.73%            13.26%            20.04%
P/BV ADS                               0.39              0.80              0.55
P/BV Local (1)                         0.60              0.98              0.99
Shares Outstanding              576,695,395       576,695,395       576,695,395

(1)   Share prices on the Colombian Stock Exchange


                                                                               8
--------------------------------------------------------------------------------
CONTACTS:  JAIME A. VELASQUEZ  MARIA A. VILLA/JUAN D. DIAZ   FAX: (574)2317208
           FINANCIAL VP        IR MANAGER                    WWW.BANCOLOMBIA.COM
           TEL.: (574)5108666  TEL.: (574)5108866

                                                              [BANCOLOMBIA LOGO]


CONSOLIDATED BALANCE SHEET                                              AS OF                               GROWTH
(Ps millions)                                        30-SEP-01        30-JUN-02        30-SEP-02     3Q02/2Q02   3Q02/3Q01
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                456,967          405,341          578,570       42.74%      26.61%
Overnight funds                                        192,058          180,888           96,667      -46.56%     -49.67%
TOTAL CASH AND EQUIVALENTS                             649,025          586,229          675,237       15.18%       4.04%
---------------------------------------------------------------------------------------------------------------------------
DEBT SECURITIES
Trading                                              2,379,888        3,651,911        1,715,973      -53.01%     -27.90%
Available for Sale                                          --               --        1,525,533      100.00%     100.00%
Held to Maturity                                            --               --          590,775      100.00%     100.00%
EQUITY SECURITIES
Trading                                                     --               --          142,541      100.00%     100.00%
Available for Sale                                     170,187          259,618          296,907       14.36%      74.46%
Market value allowance                                 (24,204)         (45,875)         (63,979)      39.46%     164.33%
NET INVESTMENT SECURITIES                            2,525,871        3,865,654        4,207,750        8.85%      66.59%
---------------------------------------------------------------------------------------------------------------------------
Gross Loans                                          5,337,346        5,386,790        6,046,488       12.25%      13.29%
Allowance for loan losses                             (294,424)        (302,833)        (336,764)      11.20%      14.38%
NET TOTAL LOANS                                      5,042,922        5,083,957        5,709,724       12.31%      13.22%
---------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable on loans                   111,271           98,763          100,523        1.78%      -9.66%
Allowance for accrued interest losses                  (29,145)         (23,043)         (16,666)     -27.68%     -42.82%
NET TOTAL INTEREST ACCRUED                              82,126           75,720           83,857       10.75%       2.11%
---------------------------------------------------------------------------------------------------------------------------
Customers' acceptances                                  41,411            6,105            1,225      -79.93%     -97.04%
Net accounts receivable                                 63,481           51,279           90,588       76.66%      42.70%
Net premises and equipment                             265,214          253,727          254,329        0.24%      -4.10%
Foreclosed assets                                       64,513           53,388           50,582       -5.26%     -21.59%
Prepaid expenses and deferred charges                   72,795           42,590           60,690       42.50%     -16.63%
Good will                                              147,214          130,228          124,566       -4.35%     -15.38%
Net lease                                              233,777          284,763          310,825        9.15%      32.96%
Other                                                  128,678           86,568           71,799      -17.06%     -44.20%
Reappraisal of assets                                  260,956          251,813          197,854      -21.43%     -24.18%
TOTAL ASSETS                                         9,577,983       10,772,021       11,839,026        9.91%      23.61%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                 1,175,092        1,514,512        1,567,048        3.47%      33.36%
Checking accounts                                    1,098,503        1,438,034        1,464,528        1.84%      33.32%
Other                                                   76,589           76,478          102,520       34.05%      33.86%
---------------------------------------------------------------------------------------------------------------------------
INTEREST BEARING                                     5,767,507        6,440,318        6,721,682        4.37%      16.54%
Checking accounts                                      596,103          518,946          703,880       35.64%      18.08%
Time deposits                                        3,408,030        3,804,278        3,515,817       -7.58%       3.16%
Savings deposits                                     1,763,374        2,117,094        2,501,985       18.18%      41.89%
---------------------------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS                                       6,942,599        7,954,830        8,288,730        4.20%      19.39%
Overnight funds                                        449,363          310,090          713,567      130.12%      58.80%
Bank acceptances outstanding                            39,569           24,008           31,686       31.98%     -19.92%
Interbank borrowings                                   310,349          394,396          594,810       50.82%      91.66%
Borrowings from domestic development banks             305,816          446,978          500,189       11.90%      63.56%
Accounts payable                                       304,313          369,012          478,940       29.79%      57.38%
Other liabilities                                      110,115          105,762          142,944       35.16%      29.81%
Bonds                                                    9,677            5,077            2,221      -56.25%     -77.05%
Accrued expenses                                       104,167          116,176           82,955      -28.60%     -20.36%
Minority interest in consolidated subsidiaries          22,499           26,731           13,217      -50.56%     -41.26%
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                    8,598,467        9,753,060       10,849,259       11.24%      26.18%
Shareholders' equity                                   979,516        1,018,961          989,767       -2.87%       1.05%
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           9,577,983       10,772,021       11,839,026        9.91%      23.61%


                                                                               9

--------------------------------------------------------------------------------
CONTACTS:  JAIME A. VELASQUEZ  MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 23172081
           FINANCIAL VP        IR MANAGER                    WWW.BANCOLOMBIA.COM
           TEL.: (574)5108666  TEL.: (574)5108866

                                                            [BANCOLOMBIA LOGO]


CONSOLIDATED INCOME STATEMENT                         AS OF                         QUARTER                        GROWTH
                                              ----------------------     ------------------------------   --------------------------
(  Ps Millions)                               30-SEP-01    30-SEP-02      3Q 01      2Q 02      3Q 02     3Q 02/2Q 02   3Q 02/3Q 01
------------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME AND EXPENSES
Interest on loans                              611,919      550,115      202,032    181,526    176,903        -2.55%       -12.44%
Interest on investment securities              174,881      230,697       62,929     96,614     61,316       -36.54%        -2.56%
Overnight funds                                 20,435        6,801        5,845      2,534        738       -70.88%       -87.37%
Leasing                                         26,150       28,653        8,971      9,766      9,367        -4.09%         4.42%
TOTAL INTEREST INCOME                          833,385      816,266      279,777    290,440    248,324       -14.50%       -11.24%
------------------------------------------------------------------------------------------------------------------------------------
Interest expense
Time deposits                                  244,083      215,380       82,010     73,675     63,068       -14.40%       -23.10%
Savings deposits                                86,039       80,092       29,438     27,540     25,633        -6.92%       -12.92%
TOTAL INTEREST ON DEPOSITS                     330,122      295,472      111,448    101,215     88,701       -12.36%       -20.41%
------------------------------------------------------------------------------------------------------------------------------------
Interbank borrowings                            25,446        8,409        4,393      2,098      3,505        67.06%       -20.22%
Borrowings from domestic development banks      25,759       32,564        8,365     11,047     11,069         0.20%        32.33%
Overnight funds                                 17,498       19,253        8,053      6,139      4,870       -20.67%       -39.53%
TOTAL INTEREST EXPENSE                         398,825      355,698      132,259    120,499    108,145       -10.25%       -18.23%
------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                            434,560      460,568      147,518    169,941    140,179       -17.51%        -4.97%
Provision for loan and accrued interest
   losses                                     (233,923)    (172,635)    (101,715)   (73,064)   (27,547)      -62.30%       -72.92%
Provision for foreclosed assets and
   other assets                                (41,663)     (57,585)     (24,732)   (31,570)   (19,076)      -39.58%       -22.87%
Recovery of provisions for foreclosed
   assets and other assets                          --       24,346           --      6,565      4,707       -28.30%       100.00%
Recovery of provisions for past due loans
   and accrued interest losses                 170,654       82,118       90,237     46,188      9,825       -78.73%       -89.11%
Recovery of charged-off loans                   16,164       20,232        6,844      8,271      8,612         4.12%        25.84%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL NET PROVISIONS                           (88,768)    (103,524)     (29,366)   (43,610)   (23,479)      -46.16%       -20.05%
NET INTEREST INCOME AFTER PROVISION FOR
 LOANS AND ACCRUED INTEREST LOSSES             345,792      357,044      118,152    126,331    116,700        -7.62%        -1.23%
------------------------------------------------------------------------------------------------------------------------------------
Commissions from banking services               60,502       74,498       21,069     24,488     27,408        11.92%        30.09%
Credit card merchant fees                       28,687       31,039        9,909     10,101     11,198        10.86%        13.01%
Credit and debit card annual fees               29,410       36,422       10,022     12,085     12,555         3.89%        25.27%
Checking fees                                   28,167       30,557        9,340     10,413     10,353        -0.58%        10.84%
Warehouse services                              24,121       29,010        8,376      9,625      9,850         2.34%        17.60%
Commissions-fees from fiduciary activities      19,584       25,581        7,058      9,494      8,261       -12.99%        17.05%
Check remittance                                17,479       15,123        5,623      4,973      4,985         0.24%       -11.34%
International operations                        14,876       15,939        4,673      4,921      6,166        25.30%        31.95%
TOTAL FEES AND OTHER SERVICE INCOME            222,826      258,169       76,070     86,100     90,776         5.43%        19.33%
------------------------------------------------------------------------------------------------------------------------------------
Fees and other service expenses                (37,854)     (40,257)     (13,199)   (13,470)   (14,439)        7.19%         9.39%
TOTAL FEES AND INCOME FROM SERVICES            184,972      217,912       62,869     72,630     76,337         5.10%        21.42%
------------------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains                      22,868       70,791        5,623     32,196     39,919        23.99%       609.99%
Forward contracts in foreign currency           10,404      (40,745)       9,939    (22,996)   (33,265)       44.66%      -434.68%
Dividend income                                  7,749       24,391        4,554      1,147     12,976      1031.30%       184.94%
Communication, postage and others                6,327        6,221        2,340      2,041      2,096         2.69%       -10.42%
TOTAL OTHER OPERATING INCOME                    47,348       60,658       22,456     12,388     21,726        75.38%        -3.25%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME                                   578,112      635,614      203,477    211,349    214,763         1.62%         5.55%
OPERATING EXPENSES
Salaries and employee benefits                 183,482      204,603       60,770     68,215     69,189         1.43%        13.85%
Compensation                                    16,354       18,348        5,854      6,028      6,490         7.66%        10.86%
Administrative and other expenses              209,492      226,894       69,193     72,904     82,720        13.46%        19.55%
Donation expenses                                   --          408           --         24         12       -50.00%       100.00%
Depreciation                                    24,070       23,299        8,241      7,739      8,123         4.96%        -1.43%
TOTAL OPERATING EXPENSES                       433,398      473,552      144,058    154,910    166,534         7.50%        15.60%
------------------------------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME                           144,714      162,062       59,419     56,439     48,229       -14.55%       -18.83%
Merger expenses                                 32,107       27,366        9,967      9,550      7,919       -17.08%       -20.55%
NON-OPERATING INCOME (EXPENSE)
Other income                                    49,007       24,073       15,040      5,658     12,918       128.31%       -14.11%
Minority interest                                 (874)      15,219         (359)      (676)    16,369     -2521.45%     -4659.61%
Recovery of deposit security                        --        2,421           --         --         --         0.00%       100.00%
Other expense                                   (9,976)     (19,902)      (4,281)    (8,849)    (5,264)      -40.51%        22.97%
TOTAL NON-OPERATING INCOME                      38,157       21,811       10,400     (3,867)    24,023      -721.23%       130.98%
INCOME BEFORE INCOME TAXES                     150,764      156,507       59,852     43,022     64,333        49.54%         7.49%
Income tax expense                             (25,871)     (25,737)      (7,232)    (9,014)    (8,712)       -3.35%        20.47%
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                     124,893      130,770       52,620     34,008     55,621        63.55%         5.70%


                                                                              10

--------------------------------------------------------------------------------
CONTACTS:  JAIME A. VELASQUEZ  MARIA A. VILLA/ JUAN D. DIAZ  FAX: (574) 2317208
           FINANCIAL VP        IR MANAGER                    WWW.BANCOLOMBIA.COM
           TEL.: (574)5108666  TEL.: (574)5108866

CONSOLIDATED INCOME STATEMENT
AND BALANCE SHEET                                           QUARTER                GROWTH
(Ps millions)                                         2Q 02           3Q 02       3Q02/2Q02
--------------------------------------------------------------------------------------------
ASSETS
Loans, net                                          5,083,957       5,709,724        12.31%
Investment Securities, net                          3,865,654       4,207,750         8.85%
Other assets                                        1,822,410       1,921,552         5.44%
TOTAL ASSETS                                       10,772,021      11,839,026         9.91%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                            7,954,830       8,288,730         4.20%
Other liabilities                                   1,798,230       2,560,529        42.39%
TOTAL LIABILITIES                                   9,753,060      10,849,259        11.24%
Shareholders' equity                                1,018,961         989,767        -2.87%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         10,772,021      11,839,026         9.91%

Interest income                                       290,440         248,324       -14.50%
Interest expense                                      120,499         108,145       -10.25%
NET INTEREST INCOME                                   169,941         140,179       -17.51%
Net provisions                                        (43,610)        (23,479)      -46.16%
Other operating income                                 85,018          98,063        15.34%
Other operating expense                               164,460         174,453         6.08%
Non-operating income, net                              (3,867)         24,023       721.23%
Income tax expense                                     (9,014)         (8,712)       -3.35%
NET INCOME                                             34,008          55,621        63.55%

LOAN PORTFOLIO                                      AS OF                              GROWTH
(Ps millions)                     30-SEP-01       30-JUN-02       30-SEP-02     3Q02/2Q02   3Q02/3Q01
------------------------------------------------------------------------------------------------------
CORPORATE
Trade Financing                      95,034         124,437         137,271       10.31%      44.44%
Loans funded by
  domestic development banks        252,344         294,739         363,609       23.37%      44.09%
Working capital loans             3,163,256       2,886,281       3,293,222       14.10%       4.11%
Credit Cards                          4,106           5,310           5,017       -5.52%      22.19%
Overdrafts                           67,841          32,848          29,877       -9.04%     -55.96%
   TOTAL CORPORATE                3,582,581       3,343,615       3,828,996       14.52%       6.88%
------------------------------------------------------------------------------------------------------
RETAIL
Credit Cards                        223,544         227,531         229,249        0.76%       2.55%
Personal loans                      419,110         463,896         500,991        8.00%      19.54%
Automobile loans                     25,879          16,536          17,310        4.68%     -33.11%
Overdrafts                           88,258         127,138         134,383        5.70%      52.26%
Loans funded by
  domestic development banks        114,644         208,980         261,736       25.24%     128.30%
Trade Financing                      37,468          46,200          58,445       26.50%      55.99%
Working capital loans               811,502         920,444         979,794        6.45%      20.74%
   TOTAL RETAIL                   1,720,405       2,010,725       2,181,908        8.51%      26.83%
------------------------------------------------------------------------------------------------------
MORTGAGE                             34,360          32,450          35,584        9.66%       3.56%
------------------------------------------------------------------------------------------------------
TOTAL LOANS                       5,337,346       5,386,790       6,046,488       12.25%      13.29%
ALLOWANCE FOR LOAN LOSSES          (294,424)       (302,833)       (336,764)      11.20%      14.38%
------------------------------------------------------------------------------------------------------
TOTAL LOANS, NET                  5,042,922       5,083,957       5,709,724       12.31%      13.22%

LOAN CLASSIFICATION                         AS OF 30-SEP-01            AS OF 30-JUN-02            AS OF 30-SEP-02
(Ps millions)
--------------------------------------------------------------------------------------------------------------------
"A" Normal                               4,251,841       79.7%      4,349,013      80.7%        4,938,927      81.7%
"B" Subnormal                              575,876       10.8%        498,077       9.3%          567,813       9.4%
"C" Deficient                               96,226        1.8%        135,866       2.5%           88,901       1.5%
"D" Doubtful recovery                      249,005        4.7%        233,695       4.3%          263,001       4.3%
"E" Unrecoverable                          164,398        3.0%        170,139       3.2%          187,846       3.1%

TOTAL                                    5,337,346        100%      5,386,790       100%        6,046,488       100%

LOANS CLASSIFIED AS C, D AND E
AS A PERCENTAGE OF TOTAL LOANS              9.5%                      10.0%                       8.9%

ASSET QUALITY                                                               AS OF                               GROWTH
(Ps millions)                                             30-SEP-01       30-JUN-02      30-SEP-02     3Q02/2Q02      3Q02/3Q01
--------------------------------------------------------------------------------------------------------------------------------
Total performing past due loans                             53,788          77,111         37,552       -51.30%        -30.19%
Total nonperforming past due loans(1)                      168,156         197,063        222,065        12.69%         32.06%
Total past due loans                                       221,944         274,174        259,617        -5.31%         16.97%
Allowance for loans and accrued interest losses            323,569         325,876        353,430         8.46%          9.23%
Past due loans to total loans                                 4.16%           5.09%          4.29%
Non performing loans to total loans                           3.15%           3.66%          3.67%
Allowances to past due loans(2)                             145.79%         118.86%        136.14%
Allowances to C, D and E loans(2)                            63.49%          60.38%         65.48%
Allowances to non performing loans(2)                       192.42%         165.37%        159.16%
Performing loans to total loans                              96.85%          96.34%         96.33%

TECHNICAL EQUITY RISK WEIGHTED ASSETS                         AS OF                                 GROWTH
Unconsolidated(Ps millions)                   30-SEP-01     30-JUN-02       30-SEP-02       3Q02/2Q02     3Q02/3Q01
--------------------------------------------------------------------------------------------------------------------
Basic capital                                   551,919       551,001         570,894          3.61%         3.44%
Additional capital                              210,001       210,096         199,843         -4.88%        -4.84%
Technical capital(1)                            761,920       761,097         770,737          1.27%         1.16%
Risk weighted assets                          6,675,434     6,591,050       7,223,403          9.59%         8.21%
--------------------------------------------------------------------------------------------------------------------
CAPITAL ADEQUACY(2)                               11.41%        11.55%          10.67%        -7.62%        -6.52%
--------------------------------------------------------------------------------------------------------------------

ACCUMULATED CREDIT CARD BILLING

                                                                           %           2002
(As of September 30, in Ps million)             2001          2002       Growth     Mkt. Share
-----------------------------------------------------------------------------------------------
Bancolombia Mastercard                            460,344      518,797      12.7%        10.8%
Bancolombia VISA                                  200,300      241,601      20.6%         5.0%
Total Bancolombia                                 660,644      760,398      15.1%        15.9%
-----------------------------------------------------------------------------------------------
Colombian credit card industry                  4,054,797    4,795,658      18.3%       100.0%


Source: Credibanco and Red Multicolor as of September 2002.

CREDIT CARD MARKET SHARE

                                                                              %         2002
Number of credit cards as of September 30,         2001          2002       Growth    Mkt. Share
-----------------------------------------------------------------------------------------------
Bancolombia Mastercard                            154,615      159,506       3.2%         7.3%
Bancolombia VISA                                  106,591       97,546      -8.5%         4.5%
Total Bancolombia                                 261,206      257,052      -1.6%        11.8%
-----------------------------------------------------------------------------------------------
Colombian credit card industry                  1,974,278    2,183,171      10.6%       100.0%


Source: Credibanco and Red Multicolor as of September 2002.

SUBSIDIARIES' BREAKDOWN

As of September 30, 2002 (Ps millions)        BANCOLOMBIA     BANCOLOMBIA PANAMA    COLCORP      LEASING COLOMBIA
-----------------------------------------------------------------------------------------------------------------
Total assets                                     9,231,522      2,512,690           304,926        227,546
Total shareholders' equity                       1,010,261         98,190           205,152         20,175
Net income (loss)                                   99,524         20,917             5,192          3,657



As of September 30, 2002 (Ps millions)   ALMACENAR     FIDUCOLOMBIA
-------------------------------------------------------------------
Total assets                               91,228         64,725
Total shareholders' equity                 71,761         54,157
Net income (loss)                           1,572          9,073

BANCOLOMBIA PANAMA
INCOME STATEMENT
AND BALANCE SHEET                                          QUARTER                    GROWTH
(US$)                                             2Q 02                3Q 02         3Q02/2Q02
----------------------------------------------------------------------------------------------
ASSETS
Loans, net                                       235,210,150        288,799,006         22.78%
Investment securities, net                       623,762,252        530,032,509       -15.03%
Other assets                                     137,566,907         94,465,363       -31.33%
TOTAL ASSETS                                     996,539,309        913,296,878        -8.35%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                         887,468,118        801,383,598        -9.70%
Other liabilities                                 61,158,992         76,223,677         24.63%
TOTAL LIABILITIES                                948,627,110        877,607,274        -7.49%
Shareholders' equity                              47,912,199         35,689,604       -25.51%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       996,539,309        913,296,878        -8.35%

Interest income                                   17,166,902         15,102,436       -12.03%
Interest expense                                   6,456,286          6,180,388        -4.27%
NET INTEREST INCOME                               10,710,616          8,922,048       -16.70%
Net provisions                                   (13,907,572)         1,944,878      -113.98%
Other operating income                               361,356            611,599         69.25%
Other operating expense                              739,693            633,691       -14.33%
NET INCOME                                        (3,575,293)        10,844,834        403.33%

PRINCIPAL RATIOS

                                                                                                        QUARTERS
                                                                                   3Q01                   2Q02          3Q02
PROFITABILITY
------------------------------------------------------------------------------------------------------------------------------
Net interest margin (1)                                                             7.97%                7.77%          6.26%
Return on average total assets (2)                                                  2.37%                1.30%          2.05%
Return on average shareholders'equity (3)                                          24.73%               13.26%         20.04%

EFFICIENCY
------------------------------------------------------------------------------------------------------------------------------
Operating expenses to net operating income (4)                                     61.87%               60.76%         69.90%
Operating expenses to average total assets (4)                                      6.49%                5.92%          6.13%

CAPITAL ADEQUACY
------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity to total assets                                               10.23%                9.46%          8.36%
Technical capital to risk weighted assets (5)                                      11.41%               11.55%         10.78%

ASSET QUALITY
------------------------------------------------------------------------------------------------------------------------------
Non performing loans to total loans (6)                                             3.15%                3.66%          3.67%
C, D and E loans to total loans (7)                                                 9.55%               10.02%          8.93%
Past due loans to total loans                                                       4.16%                5.09%          4.29%
Allowances to non performing loans (8)                                            192.42%              165.37%        159.16%
Allowances to past due loans (8)                                                  145.79%              118.86%        136.14%
Allowances to C, D and E loans (8)                                                 63.49%               60.38%         65.48%
Allowances to total loans (8)                                                       6.06%                6.05%          5.85%

STOCK INDICATORS                                                                  QUARTERS
                                                             3Q 01                  2Q 02                  3Q 02
-----------------------------------------------------------------------------------------------------------------
Net Income (Ps Millions)                                     52,620                34,008                 55,621
USD Earnings per ADS                                          0.157                 0.100                  0.140
ROAA                                                          2.37%                 1.30%                  2.05%
ROAE                                                         24.73%                13.26%                 20.04%
P/BV ADS                                                       0.39                  0.80                   0.55
P/BV Local (1)                                                 0.60                  0.98                   0.99
Shares Outstanding                                      576,695,395           576,695,395            576,695,395


(1)  Share prices on the Colombian Stock Exchange

CONSOLIDATED BALANCE SHEET                                                        AS OF                         GROWTH
(Ps millions)                                         30-SEP-01          30-JUN-02       30-SEP-02      3Q02/2Q02     3Q02/3Q01
-------------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and due from banks                                 456,967           405,341           578,570        42.74%       26.61%
Overnight funds                                         192,058           180,888            96,667       -46.56%      -49.67%
TOTAL CASH AND EQUIVALENTS                              649,025           586,229           675,237        15.18%        4.04%
-------------------------------------------------------------------------------------------------------------------------------
DEBT SECURITIES

Trading                                               2,379,888         3,651,911         1,715,973       -53.01%      -27.90%
Available for Sale                                           --                --         1,525,533       100.00%      100.00%
Held to Maturity                                             --                --           590,775       100.00%      100.00%
EQUITY SECURITIES
Trading                                                      --                --           142,541       100.00%      100.00%
Available for Sale                                      170,187           259,618           296,907        14.36%       74.46%
Market value allowance                                  (24,204)          (45,875)          (63,979)       39.46%      164.33%
NET INVESTMENT SECURITIES                             2,525,871         3,865,654         4,207,750         8.85%       66.59%
-------------------------------------------------------------------------------------------------------------------------------
Gross Loans                                           5,337,346         5,386,790         6,046,488        12.25%       13.29%
Allowance for loan losses                              (294,424)         (302,833)         (336,764)       11.20%       14.38%
NET TOTAL LOANS                                       5,042,922         5,083,957         5,709,724        12.31%       13.22%
-------------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable on loans                    111,271            98,763           100,523         1.78%      -9.66%
Allowance for accrued interest losses                   (29,145)          (23,043)          (16,666)      -27.68%      -42.82%
NET TOTAL INTEREST ACCRUED                               82,126            75,720            83,857        10.75%        2.11%
-------------------------------------------------------------------------------------------------------------------------------
Customers' acceptances                                   41,411             6,105             1,225       -79.93%      -97.04%
Net accounts receivable                                  63,481            51,279            90,588        76.66%       42.70%
Net premises and equipment                              265,214           253,727           254,329         0.24%      -4.10%
Foreclosed assets                                        64,513            53,388            50,582       -5.26%       -21.59%
Prepaid expenses and deferred charges                    72,795            42,590            60,690        42.50%      -16.63%
Good will                                               147,214           130,228           124,566       -4.35%       -15.38%
Net lease                                               233,777           284,763           310,825         9.15%       32.96%
Other                                                   128,678            86,568            71,799       -17.06%      -44.20%
Reappraisal of assets                                   260,956           251,813           197,854       -21.43%      -24.18%
TOTAL ASSETS                                          9,577,983        10,772,021        11,839,026         9.91%       23.61%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS

NON-INTEREST BEARING                                  1,175,092         1,514,512         1,567,048         3.47%       33.36%
Checking accounts                                     1,098,503         1,438,034         1,464,528         1.84%       33.32%
Other                                                    76,589            76,478           102,520        34.05%       33.86%
-------------------------------------------------------------------------------------------------------------------------------
INTEREST BEARING                                      5,767,507         6,440,318         6,721,682         4.37%       16.54%
Checking accounts                                       596,103           518,946           703,880        35.64%       18.08%
Time deposits                                         3,408,030         3,804,278         3,515,817       -7.58%         3.16%
Savings deposits                                      1,763,374         2,117,094         2,501,985        18.18%       41.89%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS                                        6,942,599         7,954,830         8,288,730         4.20%       19.39%
Overnight funds                                         449,363           310,090           713,567       130.12%       58.80%
Bank acceptances outstanding                             39,569            24,008            31,686        31.98%      -19.92%
Interbank borrowings                                    310,349           394,396           594,810        50.82%       91.66%
Borrowings from domestic development banks              305,816           446,978           500,189        11.90%       63.56%
Accounts payable                                        304,313           369,012           478,940        29.79%       57.38%
Other liabilities                                       110,115           105,762           142,944        35.16%       29.81%
Bonds                                                     9,677             5,077             2,221       -56.25%      -77.05%
Accrued expenses                                        104,167           116,176            82,955       -28.60%      -20.36%
Minority interest in consolidated subsidiaries           22,499            26,731            13,217       -50.56%      -41.26%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                     8,598,467         9,753,060        10,849,259        11.24%       26.18%
Shareholders' equity                                    979,516         1,018,961           989,767       -2.87%         1.05%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            9,577,983        10,772,021        11,839,026         9.91%       23.61%

                                                                                    AS OF                                QUARTER
CONSOLIDATED INCOME STATEMENT                                             -------------------------       --------------------------
( Ps Millions)                                                            30-SEP-01       30-SEP-02       3Q 01           2Q 02
------------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME AND EXPENSES
Interest on loans                                                           611,919        550,115        202,032        181,526
Interest on investment securities                                           174,881        230,697         62,929         96,614
Overnight funds                                                              20,435          6,801          5,845          2,534
Leasing                                                                      26,150         28,653          8,971          9,766
TOTAL INTEREST INCOME                                                       833,385        816,266        279,777        290,440
------------------------------------------------------------------------------------------------------------------------------------
Interest expense
Time deposits                                                               244,083        215,380         82,010         73,675
Savings deposits                                                             86,039         80,092         29,438         27,540
TOTAL INTEREST ON DEPOSITS                                                  330,122        295,472        111,448        101,215
------------------------------------------------------------------------------------------------------------------------------------
Interbank borrowings                                                         25,446          8,409          4,393          2,098
Borrowings from domestic development banks                                   25,759         32,564          8,365         11,047
Overnight funds                                                              17,498         19,253          8,053          6,139
TOTAL INTEREST EXPENSE                                                      398,825        355,698        132,259        120,499
------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                         434,560        460,568        147,518        169,941
Provision for loan and accrued interest losses                             (233,923)      (172,635)      (101,715)       (73,064)
Provision for foreclosed assets and other assets                            (41,663)       (57,585)       (24,732)       (31,570)
Recovery of provisions for foreclosed assets and other assets                    --         24,346             --          6,565
Recovery of provisions for past due loans and accrued interest losses       170,654         82,118         90,237         46,188
Recovery of charged-off loans                                                16,164         20,232          6,844          8,271
------------------------------------------------------------------------------------------------------------------------------------
TOTAL NET PROVISIONS                                                        (88,768)      (103,524)       (29,366)       (43,610)
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                                 345,792        357,044        118,152        126,331
------------------------------------------------------------------------------------------------------------------------------------
Commissions from banking services                                            60,502         74,498         21,069         24,488
Credit card merchant fees                                                    28,687         31,039          9,909         10,101
Credit and debit card annual fees                                            29,410         36,422         10,022         12,085
Checking fees                                                                28,167         30,557          9,340         10,413
Warehouse services                                                           24,121         29,010          8,376          9,625
Commissions-fees from fiduciary activities                                   19,584         25,581          7,058          9,494
Check remittance                                                             17,479         15,123          5,623          4,973
International operations                                                     14,876         15,939          4,673          4,921
TOTAL FEES AND OTHER SERVICE INCOME                                         222,826        258,169         76,070         86,100
------------------------------------------------------------------------------------------------------------------------------------
Fees and other service expenses                                             (37,854)       (40,257)       (13,199)       (13,470)
TOTAL FEES AND INCOME FROM SERVICES                                         184,972        217,912         62,869         72,630
------------------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains                                                   22,868         70,791          5,623         32,196
Forward contracts in foreign currency                                        10,404        (40,745)         9,939        (22,996)
Dividend income                                                               7,749         24,391          4,554          1,147
Communication, postage and others                                             6,327          6,221          2,340          2,041
TOTAL OTHER OPERATING INCOME                                                 47,348         60,658         22,456         12,388
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME                                                                578,112        635,614        203,477        211,349
OPERATING EXPENSES
Salaries and employee benefits                                              183,482        204,603         60,770         68,215
Compensation                                                                 16,354         18,348          5,854          6,028
Administrative and other expenses                                           209,492        226,894         69,193         72,904
Donation expenses                                                                --            408             --             24
Depreciation                                                                 24,070         23,299          8,241          7,739
TOTAL OPERATING EXPENSES                                                    433,398        473,552        144,058        154,910
------------------------------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME                                                        144,714        162,062         59,419         56,439
Merger expenses                                                              32,107         27,366          9,967          9,550
NON-OPERATING INCOME (EXPENSE)

Other income                                                                 49,007         24,073         15,040          5,658
Minority interest                                                              (874)        15,219           (359)          (676)
Recovery of deposit security                                                     --          2,421             --             --
Other expense                                                                (9,976)       (19,902)        (4,281)        (8,849)
TOTAL NON-OPERATING INCOME                                                   38,157         21,811         10,400         (3,867)
INCOME BEFORE INCOME TAXES                                                  150,764        156,507         59,852         43,022
Income tax expense                                                          (25,871)       (25,737)        (7,232)        (9,014)
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  124,893        130,770         52,620         34,008
------------------------------------------------------------------------------------------------------------------------------------





                                                                          QUARTER                GROWTH
CONSOLIDATED INCOME STATEMENT                                             -------      ---------------------------
(Ps Millions)                                                              3Q 02       3Q 02/2Q 02     3Q 02/3Q 01
------------------------------------------------------------------------------------------------------------------
INTEREST INCOME AND EXPENSES
Interest on loans                                                           176,903        -2.55%       -12.44%
Interest on investment securities                                            61,316       -36.54%        -2.56%
Overnight funds                                                                 738       -70.88%       -87.37%
Leasing                                                                       9,367        -4.09%          4.42%
TOTAL INTEREST INCOME                                                       248,324       -14.50%       -11.24%
------------------------------------------------------------------------------------------------------------------
Interest expense
Time deposits                                                                63,068       -14.40%       -23.10%
Savings deposits                                                             25,633        -6.92%       -12.92%
TOTAL INTEREST ON DEPOSITS                                                   88,701       -12.36%       -20.41%
------------------------------------------------------------------------------------------------------------------
Interbank borrowings                                                          3,505         67.06%      -20.22%
Borrowings from domestic development banks                                   11,069          0.20%        32.33%
Overnight funds                                                               4,870       -20.67%       -39.53%
TOTAL INTEREST EXPENSE                                                      108,145       -10.25%       -18.23%
------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                         140,179       -17.51%        -4.97%
Provision for loan and accrued interest losses                              (27,547)      -62.30%       -72.92%
Provision for foreclosed assets and other assets                            (19,076)      -39.58%       -22.87%
Recovery of provisions for foreclosed assets and other assets                 4,707       -28.30%        100.00%
Recovery of provisions for past due loans and accrued interest losses         9,825       -78.73%       -89.11%
Recovery of charged-off loans                                                 8,612          4.12%        25.84%
------------------------------------------------------------------------------------------------------------------
TOTAL NET PROVISIONS                                                        (23,479)      -46.16%       -20.05%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                                 116,700        -7.62%        -1.23%
------------------------------------------------------------------------------------------------------------------
Commissions from banking services                                            27,408         11.92%        30.09%
Credit card merchant fees                                                    11,198         10.86%        13.01%
Credit and debit card annual fees                                            12,555          3.89%        25.27%
Checking fees                                                                10,353        -0.58%         10.84%
Warehouse services                                                            9,850          2.34%        17.60%
Commissions-fees from fiduciary activities                                    8,261       -12.99%         17.05%
Check remittance                                                              4,985          0.24%      -11.34%
International operations                                                      6,166         25.30%        31.95%
TOTAL FEES AND OTHER SERVICE INCOME                                          90,776          5.43%        19.33%
------------------------------------------------------------------------------------------------------------------
Fees and other service expenses                                             (14,439)         7.19%         9.39%
TOTAL FEES AND INCOME FROM SERVICES                                          76,337          5.10%        21.42%
------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains                                                   39,919         23.99%       609.99%
Forward contracts in foreign currency                                       (33,265)        44.66%      -434.68%
Dividend income                                                              12,976       1031.30%       184.94%
Communication, postage and others                                             2,096          2.69%      -10.42%
TOTAL OTHER OPERATING INCOME                                                 21,726         75.38%       -3.25%
------------------------------------------------------------------------------------------------------------------
TOTAL INCOME                                                                214,763          1.62%         5.55%
OPERATING EXPENSES
Salaries and employee benefits                                               69,189          1.43%        13.85%
Compensation                                                                  6,490          7.66%        10.86%
Administrative and other expenses                                            82,720         13.46%        19.55%
Donation expenses                                                                12       -50.00%        100.00%
Depreciation                                                                  8,123          4.96%       -1.43%
TOTAL OPERATING EXPENSES                                                    166,534          7.50%        15.60%
------------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME                                                         48,229       -14.55%       -18.83%
Merger expenses                                                               7,919       -17.08%       -20.55%
NON-OPERATING INCOME (EXPENSE)
Other income                                                                 12,918        128.31%      -14.11%
Minority interest                                                            16,369       -2521.45%     -4659.61%
Recovery of deposit security                                                     --          0.00%       100.00%
Other expense                                                                (5,264)      -40.51%         22.97%
TOTAL NON-OPERATING INCOME                                                   24,023       -721.23%       130.98%
INCOME BEFORE INCOME TAXES                                                   64,333         49.54%         7.49%
Income tax expense                                                           (8,712)       -3.35%         20.47%
------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   55,621         63.55%         5.70%
------------------------------------------------------------------------------------------------------------------